Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

September 7, 2023

Mr. Matthew Derby

Ms. Alexandra Barone

Ms. Kathleen Collins

Mr. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Registration Statement on Form F-1

Submitted September 7, 2023

CIK No. 0001964946

Dear Mr. Derby, Ms. Barone, Ms. Collins, and Mr. Chen:

This letter is in response to the letter dated August 23, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (the “F-1”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	We note from your disclosure on page ii that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your annual report. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: We respectfully advise Staff that the definition of “China” or “PRC” disclosed on page ii refers to the People’s Republic of China which includes Macau and Hong Kong. We have further revised throughout the disclosure to clarify that various legal and operational risks associated with operating in the Mainland China also apply to operations in Macau and Hong Kong to the extent applicable. As currently disclosed in the F-1, we respectfully advise Staff that the Company conducts all business operations in Mainland China. In cases where the distinction between Mainland China and the Hong Kong and Macau Special Administrative Regions of the People’s Republic of China remain legally or economically relevant, references to “Mainland China” have been retained.

Capitalization, page 51

2.	It appears from your disclosures on page F-53 that on April 28, 2023 the Mezzanine Equity Holders redeemed their preferred equities in Guangzhou Youxin and held ordinary shares issued by Youxin Cayman. Please revise here to give effect to such redemption or explain why you believe pro forma effect to such transaction is not necessary. Also, revise the Summary Consolidated Financial Data on page 13 and provide pro forma EPS for the latest year and interim period reflecting the impact of such redemption. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: We have revised the disclosure on page 51 to give effect to the redemption referenced on page F-53. Additionally, we have further revised page 13 to provide the pro forma EPS for the latest year and interim period reflecting the impact of such redemption in compliance with Rule 11-01(a)(8) of Regulation S-X.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Overview

Factors Affecting Our Performance, page 54

3.	Please address the following as it relates to your response to prior comment 6:

	●	Revise to describe how you calculate customer renewal rate.
	●	Clarify how your measure of net dollar expansion rate supports your discussion of new customer acquisitions. In this regard, based on how you define the calculation, this measure appears to reflect revenue from existing customers that you retained and/or grew during the period. If true, consider moving the discussion of this measure to your “expanding usage by existing customer” discussion or explain how such measure supports new customer growth.
	●	Disclose the total number of customers as of each period included in the filing rather than stating you had “over 50 customers.”
	●	Tell us, and consider disclosing, the number of customers you have lost as a result of reducing operating Customized CRM system development service and the related additional function development service.

Response: We have revised our disclosure on pages 54 and 55 to further clarify that:

●	The customer renewal rate is calculated by dividing the number of customers who renew their contracts by the total number of customers;
●	The net dollar expansion rate is measured by comparing revenue from customers at the start of a period with the revenue generated by those same customers at the end of a period. Per Staff’s suggestion, we have moved the disclosure to our “Expanding Usage by Existing Customer” discussion;
●	We have revised throughout the disclosure to further clarify that we had 25 customers using professional services and 183 customers using our payment channel services in fiscal year 2022;
●	We have added to our disclosure on page 55 relative to the number of customers we have lost as a result of certain reduced development services.

Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2023 and 2022, page 62

4.	We note the significant decline in your Customized CRM system development service revenue and additional function development service revenue from the six months ended March 31, 2022 compared to the same period in fiscal 2023, which you attribute to “the Company gradually reducing operating its Customized CRM system development service and the related additional function development service.” Please revise to clarify what is meant by “reducing operating” efforts. Also, revise your Overview section to include a discussion of any known trends or uncertainties that are reasonably likely to have a material effect on your business or results of operations as a result of such effort. Refer to Item 5(D) of Form 20-F.

Response: We have revised the disclosure on page 62 to remove reference to “reducing operating” efforts in order to clarify that “the decrease was mainly due to the PRC government’s gradual removal of COVID-19 prevention and control policies, and all of our company’s employees were infected with COVID-19 and our company ceased operations for nearly three months.

General

5.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise.

Response: We have revised the disclosure on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations to bolster the risks posed by the PRC government’s intent to strengthen its regulatory oversight.

Thank you in advance for your assistance in reviewing this response and the DRS/A. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin